UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 14

Under the Securities Exchange Act of 1934

Superconductor Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities

867931107

(CUSIP Number)

H. Vaughan Blaxter, III

1900 Grant Building

Pittsburgh, Pennsylvania  15219

(412) 281-2620

(Name, address and telephone number of person

authorized to receive notices and communications)

November 5, 2003

(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            C. G. Grefenstette, Trustee for Various Trusts

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

8.         Shared Voting Power

            4,355,265

9.         Sole Dispositive Power

10.       Shared Dispositive Power

            4,355,265

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            4,355,265

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            6.71%

14.       Type of Reporting Person

            IN

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            L. M. Wagner Trustee for Various Trusts

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

8.         Shared Voting Power

            257,896

9.         Sole Dispositive Power

10.       Shared Dispositive Power

            257,896

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            257,896

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            .40%

14.       Type of Reporting Person

            IN

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement

            Of Trust Dated 12/30/76 for the Children of Juliet Lea Hillman

            Simonds                                               I.D. #25-6193084

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

            64,474

8.         Shared Voting Power

9.         Sole Dispositive Power

            64,474

10.       Shared Dispositive Power

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            64,474

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            .10%

14.       Type of Reporting Person

            OO

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement

            Of Trust Dated 12/30/76 for the Children of Audrey Hillman

            Fisher                                                   I.D. #25-6193085

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

            64,474

8.         Shared Voting Power

9.         Sole Dispositive Power

            64,474

10.       Shared Dispositive Power

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            64,474

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            .10%

14.       Type of Reporting Person

            OO

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement

            Of Trust Dated 12/30/76 for the Children of Henry Lea

            Hillman, Jr.                                                       I.D. #25-6193086

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

            64,474

8.         Shared Voting Power

9.         Sole Dispositive Power

            64,474

10.       Shared Dispositive Power

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            64,474

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            .10%

14.       Type of Reporting Person

            OO

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement

            Of Trust Dated 12/30/76 for the Children of William Talbott

            Hillman                                                 I.D. #25-6193087

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

            64,474

8.         Shared Voting Power

9.         Sole Dispositive Power

            64,474

10.       Shared Dispositive Power

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            64,474

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            .10%

14.       Type of Reporting Person

            OO

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            Henry L. Hillman

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

8.         Shared Voting Power

            4,097,369

9.         Sole Dispositive Power

10.       Shared Dispositive Power

            4,097,369

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            4,097,369

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            6.31%

14.       Type of Reporting Person

            IN

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            Elsie Hilliard Hillman

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            U.S.

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

8.         Shared Voting Power

            4,097,369

9.         Sole Dispositive Power

10.       Shared Dispositive Power

            4,097,369

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            4,097,369

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            6.31%

14.       Type of Reporting Person

            IN

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            Henry L. Hillman, Elsie Hilliard Hillman & C. G. Grefenstette

            Trustees of the Henry L. Hillman Trust U/A dated

            November 18, 1985                                         I.D. #18-2145466

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

            1,312,500

8.         Shared Voting Power

            2,784,869

9.         Sole Dispositive Power

            1,312,500

10.       Shared Dispositive Power

            2,784,869

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            4,097,369

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            6.31%

14.       Type of Reporting Person

            OO

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            The Hillman Company              I.D. #25-1011286

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

8.         Shared Voting Power

            2,784,869

9.         Sole Dispositive Power

10.       Shared Dispositive Power

            2,784,869

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            2,784,869

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            4.29%

14.       Type of Reporting Person

            CO

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            Wilmington Investments, Inc.                 I.D. #51-0344688

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

8.         Shared Voting Power

            2,784,869

9.         Sole Dispositive Power

10.       Shared Dispositive Power

            2,784,869

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            2,784,869

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            4.29%

14.       Type of Reporting Person

            CO

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            Wilmington Equities, Inc.                       I.D. #51-0411204

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

8.         Shared Voting Power

            2,784,869

9.         Sole Dispositive Power

10.       Shared Dispositive Power

            2,784,869

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            2,784,869

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            4.29%

14.       Type of Reporting Person

            CO

CUSIP NO. 86931107

1.         Name of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (entities only)

            Wilmington Securities, Inc.                    I.D. #51-0114700

2.         Check the Appropriate Box if Member of a Group (a) [ X }       (b) [    ]

3.         SEC Use Only

4.         Source of Funds

            OO

5.         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [  ]

6.         Citizenship or Place of Organization

            Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power

            2,784,869

8.         Shared Voting Power

9.         Sole Dispositive Power

            2,784,869

10.       Shared Dispositive Power

11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            2,784,869

12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13.       Percent of Class Represented by Amount in Row (11)

            4.29%

14.       Type of Reporting Person

            CO

SCHEDULE 13D

Amendment No. 13

            This statement (“Statement”) constitutes Amendment No. 13 to Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) in connection with the event date of November 5, 2003 ( the “Filing”).

Item 1.  Security and Issuer

            This Statement relates to the Common Stock, $0.001 par value, of Superconductor Technologies, Inc. a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 460 Ward Drive, Suite F, Santa Barbara, California 93111-2310.  The Common Stock is quoted on the Nasdaq National Market under the symbol “SCON”.

Item 2.  Identity and Background

            (a)        name of persons filing (individually, the “Registrant” and collectively, the “Registrants”):

            Wilmington Securities, Inc. (“Wilmington”), a wholly-owned subsidiary of Wilmington Equities, Inc.

            Wilmington Equities, Inc., a wholly-owned subsidiary of

            Wilmington Investments, Inc.

            Wilmington Investments, Inc., a wholly-owned subsidiary of

            The Hillman Company.

            The Hillman Company, a corporation controlled by Henry L.

            Hillman, Elsie Hilliard Hillman and C. G. Grefenstette,

            as Trustees of the Henry L. Hillman Trust U/A dated

            November 18, 1985.

            Henry L. Hillman, Elsie Hilliard Hillman and C. G.

            Grefenstette, Trustees of the Henry L. Hillman Trust U/A

            Dated November 18, 1985 (the “Henry L. Hillman Trust”)

            C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement

            of Trust dated 12/30/76 for the Children of Juliet Lea

            Hillman Simonds (the “JLHS 1976 Trust”)

            C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement

            of Trust dated 12/30/76 for the Children of Audrey Hillman

            Fisher (the “AHF 1976 Trust”)

            C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement

            of Trust dated 12/30/76 for the Children of Henry Lea

            Hillman, Jr. (the “HLH Jr. 1976 Trust”)

            C. G. Grefenstette and L. M. Wagner, Trustees Under Agreement

            of Trust dated 12/30/76 for the Children of William Talbott

            Hillman (the “WTH 1976 Trust”)

            C. G. Grefenstette

            Lawrence M. Wagner

            Henry L. Hillman

            Elsie Hilliard Hillman

            The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

(b)        Business Address

            The addresses of the Registrants are as follows:

            The Hillman Company, the Henry L. Hillman Trust, the

            JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976

            Trust and the WTH 1976 Trust are each located at:

            1900 Grant Building

            Pittsburgh, Pennsylvania  15219

            Wilmington, Wilmington Equities, Inc. and

            Wilmington Investments, Inc. are each located at:

            824 Market Street, Suite 900

            Wilmington, Delaware  19801

            C. G. Grefenstette

            2000 Grant Building

            Pittsburgh, Pennsylvania  15219

            Lawrence M. Wagner

            2000 Grant Building

            Pittsburgh, Pennsylvania  15219

            Henry L. Hillman

            2000 Grant Building

            Pittsburgh, Pennsylvania  15219

            Elsie Hilliard Hillman

            2000 Grant Building

            Pittsburgh, Pennsylvania  15219

(c)        Principal occupation or employment

            The principal occupations of the corporations, listed in response to Item 2(a) are:

            diversified investments and operations.

            The principal occupation of the Henry L. Hillman Trust is:  diversified investments and operations.

            The principal occupation of the JLHS 1976 Trust is: diversified investments and operations.

            The principal occupation of the AHF 1976 Trust is: diversified investments and operations.

            The principal occupation of the HLH Jr. 1976 Trust is: diversified investments and operations.

            The principal occupation of the WTH 1976 Trust is: diversified investments and operations.

            C. G. Grefenstette

            See Exhibit 1

            Lawrence M. Wagner

            See Exhibit 1

            Henry L. Hillman

            See Exhibit 1

            Elsie Hilliard Hillman

            See Exhibit 1

(d)        Criminal convictions

            None of the persons named in Item 2(a)(including Exhibit 1) have been convicted in a criminal proceeding in the last five years.

(e)        Civil proceedings

            None of the persons listed in response to Item 2(a)(including Exhibit 1) have in the last five years been subject to a judgment, decree or final order as described in

            Item 2, subsection (e) of Schedule 13D.

(f)         Citizenship

            Wilmington, Wilmington Equities, Inc. and Wilmington Investments, Inc.

            are Delaware corporations.

            The Hillman Company is a Pennsylvania corporation.

            The Henry L. Hillman Trust, the JLHS 1976 Trust, the AHF

            1976 Trust, the HLH Jr. 1976 Trust and the WTH 1976

            Trust are Pennsylvania trusts.

            C. G. Grefenstette, Lawrence M. Wagner, Henry L. Hillman and Elise Hilliard

            Hillman are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

            None.

Item 4.  Purpose of Transaction

            On November 5, 2003, Wilmington sold 204,650 shares of Common Stock of the Issuer in the open market for an average price of $5.46 per share.

            On November 5, 2003 the Henry L. Hillman Trust sold 45,350 shares of Common Stock of the Issuer in the open market for an average price of $5.46 per share.

            On November 7, 2003, Wilmington sold 106,418 shares of Common Stock of the Issuer in the open market for an average price of $5.61 per share.

            On November 7, 2003 the Henry L. Hillman Trust sold 23,582 shares of Common Stock of the Issuer in the open market for an average price of $5.61 per share.

            On November 12, 2003, Wilmington sold 98,232 shares of Common Stock of the Issuer in the open market for an average price of $5.29 per share.

            On November 12, 2003 the Henry L. Hillman Trust sold 21,768 shares of Common Stock of the Issuer in the open market for an average price of $5.29 per share.

            On November 13, 2003 Wilmington sold 1,188,750 shares of Common Stock of the Issuer in the open market for an average price of $5.26 per share.

            On November 13, 2003 the Henry L. Hillman Trust sold 197,250 shares of Common Stock of the Issuer in the open market for an average price of $5.26 per share.

            On November 13, 2003 the JLHS 1976 Trust sold 28,500 shares of Common Stock of the Issuer in the open market for an average price of $5.26 per share.

            On November 13, 2003 the AHF 1976 Trust sold 28,500 shares of Common Stock of the Issuer in the open market for an average price of $5.26 per share.

            On November 13, 2003 the HLH Jr. 1976 Trust sold 28,500 shares of Common Stock of the Issuer in the open market for an average price of $5.26 per share.

            On November 13, 2003 the WTH 1976 Trust sold 28,500 shares of Common Stock of the Issuer in the open market for an average price of $5.25 per share.

            On November 14, 2003 Wilmington sold 836,574 shares of Common Stock of the Issuer in the open market for an average price of $6.01 per share.

            On November 14, 2003 the Henry L. Hillman Trust sold 40,690 shares of Common Stock of the Issuer in the open market for an average price of $6.01 per share.

            On November 14, 2003 the JLHS 1976 Trust sold 30,684 shares of Common Stock of the Issuer in the open market for an average price of $6.01 per share.

            On November 14, 2003 the AHF 1976 Trust sold 30,684 shares of Common Stock of the Issuer in the open market for an average price of $6.01 per share.

            On November 14, 2003 the HLH Jr. 1976 Trust sold 30,684 shares of Common Stock of the Issuer in the open market for an average price of $6.01 per share.

            On November 14, 2003 the WTH 1976 Trust sold 30,684 shares of Common Stock of the Issuer in the open market for an average price of $6.01 per share.

            On November 17, 2003 Wilmington sold 673,800 shares of Common Stock of the Issuer in the open market for an average price of $6.04 per share.

            On November 17, 2003 the JLHS 1976 Trust sold 40,700 shares of Common Stock of the Issuer in the open market for an average price of $6.04 per share.

            On November 17, 2003 the AHF 1976 Trust sold 40,700 shares of Common Stock of the Issuer in the open market for an average price of $6.04 per share.

            On November 17, 2003 the HLH Jr. 1976 Trust sold 40,700 shares of Common Stock of the Issuer in the open market for an average price of $6.04 per share.

            On November 17, 2003 the WTH 1976 Trust sold 40,700 shares of Common Stock of the Issuer in the open market for an average price of $6.04 per share.

            On November 18, 2003 Wilmington sold 631,774 shares of Common Stock of the Issuer in the open market for an average price of $6.03 per share.

            On November 18, 2003 the JLHS 1976 Trust sold 21,563 shares of Common Stock of the Issuer in the open market for an average price of $6.03 per share.

            On November 18, 2003 the AHF 1976 Trust sold 21,563 shares of Common Stock of the Issuer in the open market for an average price of $6.03 per share.

            On November 18, 2003 the HLH Jr. 1976 Trust sold 21,563 shares of Common Stock of the Issuer in the open market for an average price of $6.03 per share.

            On November 18, 2003 the WTH 1976 Trust sold 21,563 shares of Common Stock of the Issuer in the open market for an average price of $6.03 per share.

            On November 19, 2003 Wilmington sold 395,500 shares of Common Stock of the Issuer in the open market for an average price of $5.99 per share.

            On November 20, 2003 Wilmington sold 483,346 shares of Common Stock of the Issuer in the open market for an average price of $6.11 per share.

Item 5.  Interest in Securities of the Issuer

            (a)        Beneficial Ownership

                        2,227,895 shares of Common Stock and a Warrant for 556,974 shares of Common Stock are owned of record and beneficially

by Wilmington.

1,050,000, shares of Common Stock and a Warrant for 262,500

shares of Common Stock are owned of record and beneficially

by the Henry L. Hillman Trust.

51,579 shares of Common Stock and a Warrant for 12,895

shares of Common Stock are owned of record and beneficially

by the JLHS 1976 Trust.

51,579 shares of Common Stock and a Warrant for 12,895

shares of Common Stock are owned of record and beneficially

by AHF 1976 Trust.

51,579 shares of Common Stock and a Warrant for 12,895

shares of Common Stock are owned of record and beneficially

by HLH Jr. 1976 Trust.

51,579 shares of Common Stock and a Warrant for 12,895

shares of Common Stock are owned of record and beneficially

by WTH 1976 Trust.

(b)        Power to Vote or Dispose of Shares

            Each person listed above in response to Item 5(a) has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of those shares except as follows:

(i)         Wilmington, Wilmington Equities, Wilmington Investments, Inc.

            The Hillman Company, Henry L. Hillman, as settlor and Trustee of the

            Henry L. Hillman Trust, and Elsie Hilliard Hillman and C. G. Grefenstette,

            as Trustees of the Henry L. Hillman Trust may be deemed to share voting and disposition power regarding 2,227,895 shares of Common Stock and

556,974 Warrants for Common Stock held beneficially by Wilmington.

(ii)        Henry L. Hillman, as settlor and Trustee of the Henry L. Hillman Trust,

            and Elsie Hilliard Hillman and C. G. Grefenstette, as Trustees of the Henry

            L. Hillman Trust, may be deemed to share voting and disposition power regarding 1,050,00 shares of Common Stock and 262,500 Warrants for

Common Stock held beneficially by the Henry L. Hillman Trust.

(iii)       As trustees of the JLHS 1976 Trust, the AHF 1976 Trust, the HLH Jr. 1976

Trust and the WTH 1976 Trust, C. G. Grefenstette and L. M. Wagner

may be deemed to share voting and disposition power regard 206,316 shares of Common Stock and 51,580 Warrants for Common Stock held beneficially in the aggregate by the JLHS 1976 Trust, the AHF 1976 Trust,

the HLH Jr. 1976 Trust and the WTH 1976 Trust in the aggregate.

            (c), (d) and (e).  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            The information set forth in Item 4 of this Schedule is incorporated herein by this reference . Other than as disclosed in Amendment No. 12 of this Schedule, or as set forth in the Third Amended and Restated Stockholders Agreement dated as of June 24, 1999, among the Hillman Stockholders, certain other unaffiliated investors and the Issuer filed as an exhibit to Amendment 7 to this Schedule, or in the Voting Agreement dated as of October 10, 2002, among the Hillman Stockholders and Conductus, filed as an exhibit to Amendment No. 10 to this Schedule, or in the Registration Rights Agreement dated as of December 18, 2002 between the investor or investors signatory thereto and the Issuer filed as an exhibit to Amendment No. 12 to this Schedule, there are no contracts arrangements, understandings or relationships among the Registrants and between such persons and any person with respect to the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

            The following documents are filed as exhibits:

            1.         Information concerning officers and directors of reporting persons and certain affiliates thereof.

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                        WILMINGTON SECURITIES, INC.

                                                                                    /s/ Andrew H. McQuarrie

                                                                        By:

                                                                                    Andrew H. McQuarrie, President

                                                                        WILMINGTON EQUITIES, INC.

                                                                                    /s/ Andrew H. McQuarrie

                                                                        By:

                                                                                    Andrew H. McQuarrie, President

                                                                        WILMINGTON INVESTMENTS, INC.

                                                                                    /s/ Andrew H. McQuarrie

                                                                        By:

                                                                                    Andrew H. McQuarrie, Vice President

                                                                        THE HILLMAN COMPANY

                                                                                    /s/ Lawrence M. Wagner

                                                                        By:

                                                                                    Lawrence M. Wagner, President

                                                                        HENRY L. HILLMAN, ELSIE HILLIARD

HILLMAN & C. G. GREFENSTETTE,

TRUSTEES OF THE HENRY L. HILLMAN

TRUST U/A DATED NOVEMBER 18, 1985

                                                                                    /s/ C. G. Grefenstette

                                                                        By:

                                                                                    C. G. Grefenstette, Trustee

C. G. GREFENSTETTE AND L. M. WAGNER, TRUSTEES UNDER AGREEMENT OF TRUST DATED 12/30/76 FOR THE CHILDREN OF JULIET LEA HILLMAN SIMONDS, AUDREY HILLIARD HILLMAN, HENRY LEA HILLMAN, JR, AND WILLIAM TALBOTT HILLMAN.

                                                                                    /s/ C. G. Grefenstette

                                                                        By:

                                                                                    C. G. Grefenstette, Trustee

                                                                                    /s/ L. M. Wagner

                                                                                    L. M. Wagner, Trustee

                                                                                    /s/ C. G. Grefenstette

                                                                                    C. G. Grefenstette

                                                                                    /s/ L. M. Wagner

                                                                                    L. M. Wagner

                                                                                    /s/ Henry L. Hillman

                                                                                    Henry L. Hillman

                                                                                    /s/ Elsie Hilliard Hillman

                                                                                    Elsie Hilliard Hillman

December 9, 2003

            Date